SEC FILE NUMBER
001-36742
CUSIP NUMBER
652526203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

NEWTEKONE, INC.
Full Name of Registrant

Not applicable
Former Name if Applicable

4800 T Rex Avenue, Suite 120,
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33431
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NewtekOne, Inc. (the “Company,” “NewtekOne” or “our”) has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date for the reasons described below.

On March 5, 2024, NewtekOne filed a Current Report on Form 8-K furnishing under Items 2.02 and 9.01 the Company’s press release announcing its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023 (the “Earnings Filing”). The full text of the press release was included as Exhibit 99.1 to the Earnings Filing.

The Company acquired National Bank of New York City and converted from a business development company to a financial holding company effective January 6, 2023, which caused a transition from a filer under the Investment Company Act of 1940, as amended, to a filer under the Securities Exchange Act of 1934, as amended. As a result, the Company is no longer subject to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, which resulted in a significant change in the Company’s accounting and financial reporting requirements for the year ended December 31, 2023. This transition and change in accounting required the Company to, among other things, consolidate its previously unconsolidated portfolio companies, subjecting these new consolidated subsidiaries to the standards of internal control controls over financial reporting required by a SEC registrant under Sarbanes-Oxley Act of 2002 Section 404. In addition, the Company is now required to apply the accounting standards applicable to financial instruments through the relevant FASB ASC, which previously did not apply. Although the Company expended considerable capital and resources and engaged a reputable, national public accounting firm to assist the Company with this accounting transition, the Company has identified a number of material weaknesses in the Company’s internal controls relating to our former portfolio companies and this transition, as well as the Company’s identification and assessment of related changes and resulting risks. Although assessment of the Company’s internal controls is not yet complete, the Company expects to disclose in the 2023 Form 10-K that its internal controls over financial reporting were not effective as of December 31, 2023. The Company’s remediation plan with respect to such material weaknesses is expected to be described in the 2023 Form 10-K. In addition, as disclosed in the Earnings Filing, the Company’s 2023 prior-period comparative financial statements have been adjusted to correct certain errors made in the Company’s condensed financial statements previously issued in the first, second, and third quarters of 2023.

As a result of the foregoing, the Company’s independent registered public accounting firm is required to perform additional procedures as required by the Public Company Accounting Oversight Board to issue their independent accountant’s report on the Company’s financial statements and internal controls over financial reporting. The Company continues working diligently to finalize the 2023 Form 10-K; concurrently, the Company’s independent registered public accounting firm is in the process of completing the audits of the financial statements and internal controls over financial reporting for the period ended December 31, 2023, and will need additional time to complete its audits. Accordingly, the Company has determined that it is unable to file, without unreasonable effort or expense, the 2023 Form 10-K by the prescribed due date.

The Company expects to file its 2023 Form 10-K within the fifteen calendar day grace period provided by Form 12b-25. The Company does not currently anticipate that its financial results contained in the 2023 Form 10-K will differ materially from those reported for the full fiscal year ended December 31, 2023, in the Earnings Filing.

Forward-Looking Statements

Certain statements herein are “forward-looking statements” within the meaning of the rules and regulations of the Private Securities Litigation and Reform Act of 1995. Information regarding the Company’s assets under supervision, capital ratios, risk-weighted assets, supplementary leverage ratio and balance sheet data consists of preliminary estimates and are subject to change prior to any filings with regulatory agencies and filing of the Company’s Form 10-K for the fiscal year ended December 31, 2023. These statements and other forward-looking statements herein are based on the current beliefs and expectations of NewtekOne’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. ln addition, earnings per share guidance reflects risks, uncertainties and assumptions with respect to facts and circumstances that are beyond our control, in particular concerning interest rates, monetary policy and prevailing economic conditions (including the impacts from a government shutdown) during the relevant periods, any of which may differ significantly from our assumptions about the applicable period, causing our actual operating results, including our earnings per share, to differ materially from the stated guidance. See “Note Regarding Forward-Looking Statements” and the sections entitled “Risk Factors” in our filings with the Securities and Exchange Commission available on NewtekOne’s website (https://investor.newtekbusinessservices.com/sec-filings) and on the Securities and Exchange Commission’s website (www.sec.gov). Any forward-looking statements made by or on behalf of NewtekOne speak only as to the date they are made, and NewtekOne does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael A. Schwartz	212	273-8170
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

________________________________________________

NewtekOne, Inc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2024	By:	/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman
________________________________________________